April 28, 2005


                                           Via U. S. Mail and FAX (202) 942-9594


Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Mail Stop 0407
Washington, D. C. 20549

RE:   Superclick, Inc. Amended Filings
      Form 10-K for the fiscal year ended October 31, 2004
      Form 10-Q for the quarter ended January 31, 2005
      File No. 333-31238

Dear Mr. Spirgel,

This letter is a response to your letter dated March 16, 2005 regarding your review of the above referenced financial statements and your comments thereon. We have enclosed the following:

      1.    an amended Form 10-KSB for the fiscal year ended October 31, 2004,

      2. a redlined version of Form 10-KSB for the fiscal year ended October 31, 2004,

      3.    an amended Form 10-QSB for the quarter ended January 31, 2005.

      4. We are unable to provide a redlined version of Form 10-QSB for the quarter ended January 31, 2005 because of word processing problems; the only changes made were the Explanatory Note on page 2 and the financial statements.

In regard to your comments in paragraph 1 concerning Note K- the Acquisition of Superclick Networks, Inc., after review of the transaction, your comments and discussions with our accounting firm, we have recast the acquisition as a reverse acquisition, as you suggested. Specifically, Form 10-KSB was amended in the following sections: the Explanatory Note; the Table of Contents; Item 1, Description of Business; Item 8A, Controls and Procedures; Note K. Independent Auditor's Report; Exhibit 31.1, 31.2, 32.1 and 32.2.

Except for the sections described above, the amended form does not modify or update other disclosures in, or exhibits to, the original Form 10-KSB.

In regard to your comments in paragraph 2 concerning Part II, Item 8A Controls and Procedures, we have added the disclosure and certification required under
Item 8A. We have not made any changes to our internal controls over financial reporting.

In regard to your comments in paragraph 3 concerning the Exhibits, we have revised the certifications set forth in Exhibits31.1, 31.2 and 32.1 to conform exactly to the August 14, 2003 revised rules release.

If you have any questions or require any clarifications or supplemental information, please contact me at your convenience.


Sincerely,


Todd M. Pitcher
Interim Chief Financial Officer
SUPERCLICK, INC.
5001 LBJ Freeway
Suite 700   PMB 173
Dallas, TX   75244
(858) 518-1387 Phone
tpitcher@superclick.com